October 9, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	iShares U.S. ETF Trust
(Securities Act File No. 333-179904;
Investment Company Act File No. 811-22649)
Post-Effective Amendment No. 115

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, iShares U.S. ETF Trust (the “Registrant”) and BlackRock Investments, LLC, the Registrant’s distributor, hereby respectfully request acceleration of its Registration Statement on Form N-1A, post-effective amendment no. 115 filed on October 9, 2014 relating to the iShares Commodities Select Strategy ETF (the “Fund”), which was previously known as iShares Commodities Strategy ETF, a series of the Registrant, so that it will become effective on October 10, 2014, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Jay Spinola of Willkie Farr & Gallagher LLP at (212) 728-8970.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority) (the “Commission”) declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;
(ii)	does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
(iii)	may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

iShares U.S. ETF Trust

By:	/s/ Jack Gee
Jack Gee Treasurer and Chief Financial Officer

BlackRock Investments, LLC

By:	/s/ Terri Slane
Terri Slane Director and Assistant Secretary